UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 001-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald’s Corporation

  Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 20, 2012

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated	Unallocated	Total
		Account	Account	2011
ASSETS
Investments, at fair value
Short-term investments	$62,723	$3,969	$3,258	$69,950
Mutual funds	588,622	—	—	588,622
American depository receipts and common stock other than McDonald’s Corporation common stock	239,117	—	—	239,117
McDonald’s Corporation common stock	1,076,096	381,638	241,183	1,698,917
Collective funds	524,576	—	—	524,576
Wrapper contracts	313	—	—	313

Total investments, at fair value	2,491,447	385,607	244,441	3,121,495

Receivables
Company contributions	18,113	—	—	18,113
Accrued income	2,242	—	—	2,242
Pending trades due from brokers	696	—	—	696
Other	4	2	—	6
Interfund receivables	4,041	(217)	(3,824)	—
Participant loans	31,832	—	—	31,832

Total receivables	56,928	(215)	(3,824)	52,889

Total assets	2,548,375	385,392	240,617	3,174,384

LIABILITIES
Management expenses payable	531	—	—	531
Pending trades due to brokers	2,044	—	—	2,044
Accrued interest expense	—	—	1,294	1,294
Notes payable	—	—	39,616	39,616
Other liabilities	696	10	—	706

Total liabilities	3,271	10	40,910	44,191

Net assets reflecting all investments at fair value	2,545,104	385,382	199,707	3,130,193

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,788)	—	—	(8,788)

NET ASSETS AVAILABLE FOR BENEFITS	$2,536,316	$385,382	$199,707	$3,121,405

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated	Unallocated	Total
		Account	Account	2010
ASSETS
Investments, at fair value
Short-term investments	$46,605	$4,501	$3,486	$54,592
Mutual funds	424,334	—	—	424,334
American depository receipts and common stock other than McDonald’s Corporation common stock	239,032	—	—	239,032
McDonald’s Corporation common stock	842,203	300,587	224,380	1,367,170
Collective funds	680,954	—	—	680,954
Wrapper contracts	541	—	—	541
Securities loaned	19,117	—	—	19,117
Pooled cash collateral	19,607	—	—	19,607

Total investments, at fair value	2,272,393	305,088	227,866	2,805,347

Receivables
Company contributions	28,537	—	—	28,537
Accrued income	1,124	1	—	1,125
Other	1	—	—	1
Interfund receivables	21	(21)	—	—
Participant loans	29,428	—	—	29,428

Total receivables	59,111	(20)	—	59,091

Total assets	2,331,504	305,068	227,866	2,864,438

LIABILITIES
Management expenses payable	578	—	—	578
Obligation for collateral received for loaned securities	19,607	—	—	19,607
Accrued interest expense	—	—	1,557	1,557
Notes payable	—	—	47,681	47,681
Other liabilities	1,575	22	—	1,597

Total liabilities	21,760	22	49,238	71,020

Net assets reflecting all investments at fair value	2,309,744	305,046	178,628	2,793,418

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,980)	—	—	(8,980)

NET ASSETS AVAILABLE FOR BENEFITS	$2,300,764	$305,046	$178,628	$2,784,438

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated	Unallocated	Total
		Account	Account	2011
Additions to net assets attributed to:
Net appreciation/(depreciation) in fair value of investments
Mutual funds	$(25,874)	$—	$—	$(25,874)
American depository receipts and common stock other than McDonald’s Corporation common stock	(11,967)	—	—	(11,967)
McDonald’s Corporation common stock	252,417	90,346	59,173	401,936
Collective funds	(4,498)	—	—	(4,498)
Securities lending income	10	—	—	10
Interest income	23,574	11	1	23,586
Dividends	40,416	9,739	6,585	56,740
Commission recapture	32	—	—	32

Net investment income	274,110	100,096	65,759	439,965

Contributions
Company	46,536	17,880	4,486	68,902
Participant	52,631	—	—	52,631
Rollovers	2,362	—	—	2,362

Total contributions	101,529	17,880	4,486	123,895

Interfund transfers-in	16,883	—	—	16,883
Participant loan interest income	1,303	—	—	1,303
Other	54	—	—	54

Total additions	393,879	117,976	70,245	582,100

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	155,667	20,710	—	176,377
Management and administrative expenses	2,539	47	—	2,586
Interfund transfers-out	—	16,883	—	16,883
Interest expense	—	—	2,983	2,983
Company matching with profit sharing forfeitures	121	—	—	121
Company matching with ESOP shares	—	—	42,362	42,362
Discretionary matching with ESOP shares	—	—	3,821	3,821
Other	—	—	—	—

Total deductions	158,327	37,640	49,166	245,133

Net increase	235,552	80,336	21,079	336,967

Net assets available for benefits
Beginning of year	2,300,764	305,046	178,628	2,784,438

End of year	$2,536,316	$385,382	$199,707	$3,121,405

See accompanying notes to financial statements.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) was amended and restated in its entirety as of July 1, 2008. The Plan has been amended four times subsequent to this date with the most recent amendment on November 19, 2010.

The Plan is administered by a committee of officers (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company or McDonald’s). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term “Company” includes McDonald’s Corporation and all participating employers in describing eligibility and contributions below.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make nonmatched
401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions on a matched basis after one year of “eligible service” as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Highly compensated employees under IRS rules are not able to make
401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a (n): Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan and Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Global Themes Fund, Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund. The future contribution company stock limitation also applies to the Company’s discretionary matching contribution, if any.

The Company matches (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board of Directors of the Company (the Board). For the year ended December 31, 2011, the Company made a 3% discretionary profit sharing match to the Plan. The discretionary match is allocated after the end of the year to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation. ESOP shares are used to make matching contributions.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. For participants who are automatically enrolled, the participant’s 401(k) contributions and company discretionary matching contributions, if any, are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company regular matching contributions for each payroll period are invested in the McDonald’s ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90 day period. Participants will always be able to transfer out of any fund into the Stable Value Fund even if they exceed this limit.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): The trustees, individuals appointed by the Compensation Committee of the Board, are authorized to invest certain assets of the Plan in shares of Company stock and to borrow money to acquire Company stock. In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock. The Preferred shares were redeemed by the Company for Common Stock in 1992 and 1995. In April 1991, the trustees borrowed $100 million to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock, which were redeemed by the Company for Common Stock in 1995.

The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Released ESOP shares are used to make matching Company allocations. The ESOP shares allocated to participant accounts are held by The Northern Trust Company (Northern Trust), the custodian of the Plan. The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. Unallocated ESOP dividends are invested in an interest-bearing account until the note payment is due.

In 1999, the Leveraged ESOP loans were refinanced as discussed in Note 6, so that the last loan payment and allocation of ESOP Common Stock will occur in 2018.

During 2011, 557,434 shares were released from the unallocated ESOP shares with a fair value of approximately $46,183,000.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company match.

In-Service Withdrawals: Participants 59 1/2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. The Plan permits participants to withdraw up to 100% of their ESOP and Profit Sharing accounts at any time. Prior to July 1, 2010, participants with 60 months of Plan participation were able to withdraw only 75% of their ESOP and Profit Sharing accounts. In addition, participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances at any time.

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald’s common stock paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and pooled cash collateral.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Mutual funds, common stocks and American Depository Receipts: The fair values of mutual fund investments and publicly traded common stocks and American Depository Receipts (ADR) are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement except for the MFO Acadian Global W Opportunistic Shorting Fund. Units of the MFO Acadian Global W Opportunistic Shorting Fund are redeemable on a daily basis, with a written redemption notification requirement of 10 business days. Effective April 1, 2011 Acadian Asset Management LLC, a fund manager for the Global Themes Fund was replaced by Dimensional Fund Advisors (DFA) and a 10 day redemption notice no longer applies. Short-term investments consist of a collective trust with principal preservation as its primary objective. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

Stable value fund: The plan investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the Plan. The Stable Value Fund includes synthetic guaranteed investment contracts which are comprised of collective trusts, short term investments and benefit responsive wrapper contracts (see Note 4).

Wrapper contracts: Benefit responsive wrapper contracts with various insurance carriers are utilized to provide market and cash flow risk protection to the Plan for the Stable Value Fund. The fair values of the wrapper contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts projected for the duration of the associated portfolio and discounted back to the financial statement dates (level 3 inputs).

Contract value of the synthetic guaranteed investment contracts represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Commingled funds – securities lending collateral pools: Fair value has been determined to approximate the reported redemption values of $1.00 per unit, based upon recent transaction prices (level 2 inputs). While the collateral pools are managed to seek a constant $1.00 per share net asset value, net asset values per unit can fluctuate over time, and guarantees of principal are not provided. The collateral pools invest primarily in short-term and medium-term debt instruments of high credit quality, with the average maturities being somewhat longer than that of an SEC-registered money market fund.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2011 and 2010 are summarized below (amounts in thousands):

	Fair Value Measurements
	at December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Synthetic GIC wrapper contracts	$—	$—	$313
Collective trusts
Short-term investments	—	71,353	—
Bond/fixed income funds	—	325,659	—
Common stock funds	—	52,970	—
Blended funds	—	144,544	—
Mutual funds
Corporate bond funds	142,860	—	—
US common stock	351,430	—	—
International common stock	94,332	—	—
ADR & common stock, other than
McDonald’s Corp. common stock
ADR – International large cap	15,475	—	—
ADR – International mid cap	53	—	—
ADR – International small cap	737	—	—
Common stocks – US large cap	132,068	—	—
Common stocks – US mid cap	45,702	—	—
Common stocks – US small cap	24,292	—	—
Common stocks – International large cap	14,546	—	—
Common stocks – International mid cap	4,714	—	—
Common stocks – International small cap	1,530	—	—
McDonald’s Corp. common stock	1,698,917	—	—

	$2,526,656	$594,526	$313

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements
	at December 31, 2010 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Pending trades, net	$(229)	$—	$—
Synthetic GIC wrapper contracts	—	—	541
Collective trusts
Short-term investments	—	56,861	—
Bond/fixed income funds	—	359,705	—
Common stock funds	—	180,240	—
Blended funds	—	138,740	—
Mutual funds
Corporate bond funds	121,243	—	—
US common stock	188,970	—	—
International common stock	114,121	—	—
ADR & common stock, other than
McDonald’s Corp. common stock
ADR – International large cap	14,840	—	—
ADR – International mid cap	769	—	—
ADR – International small cap	319	—	—
Common stocks – US large cap	138,528	—	—
Common stocks – US mid cap	42,797	—	—
Common stocks – US small cap	38,683	—	—
Common stocks – International large cap	15,485	—	—
Common stocks – International mid cap	4,942	—	—
Common stocks – International small cap	2,015	—	—
McDonald’s Corp. common stock	1,367,170	—	—
Commingled funds – securities lending collateral pools	—	19,607	—

	$2,049,653	$755,153	$541

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2011 (amounts in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2011	$541
Change in fair value of fully benefit-responsive investment contract*	(228)

Ending balance, December 31, 2011	$313

*	Unrealized appreciation (depreciation) of the wrapper contracts associated with the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2011 statement of net assets available for benefits, with no effect on the 2011 change in net assets available for benefits.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fair Value of Long-Term Debt: The fair value of the Plan’s long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities. As of December 31, 2011, the estimated fair value and carrying value of the Plan’s long-term debt was $47,077,000 and $39,616,000, respectively. As of December 31, 2010, the estimated fair value and carrying value of the Plan’s long-term debt was $56,484,000 and $47,681,000, respectively.

Securities Lending: During 2010 the Plan lent its securities to qualified brokers through participation in a securities lending program administered by Northern Trust. The loans were collateralized at all times primarily by an allocation of a collateral pool administered by Northern Trust with a market value at least equal to the market value plus any accrued interest or dividends of the securities on loan. The securities on loan and the collateral received from the borrowers were reflected on the 2010 statements of net assets available for benefits at fair value as of the financial statement dates. The obligation to return the collateral was also reflected on the statement of net assets as a liability. Securities Lending ended as of February 1, 2011 (see Note 12).

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald’s common stock purchased through the ESOP which have not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2011 and 2010 (amounts in thousands).

Investments at fair value:

	2011		2010
McDonald’s Corporation common stock	$1,698,917		$1,367,170
JP Morgan Chase Bank Intermediate Bond Fund	175,739		169,193
Vanguard Institutional Index Fund	149,034	*	149,716

*	Not above 5% threshold, presented for comparative purposes

NOTE 4 - INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds and short-term investments as underlying investments. The underlying investments and wrapper contracts of these synthetic investment contracts are included in the financial statements at fair value.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 4 - INVESTMENT CONTRACTS (Continued)

Examples of circumstances which would allow the issuer to terminate the contracts include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2011 and 2010.

	2011	2010
Average contract yield, in the aggregate for all contracts:
Based on annualized earnings (1)	3.61%	3.89%
Based on interest rate credited to participants (2)	3.20%	3.26%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as
“ESOP – Unallocated Account.”

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B Notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. The remaining outstanding ESOP Note is a loan directly between the ESOP and the Company.

Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The Series A/B Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $237,358,845 at December 31, 2011. All Notes are guaranteed by the Company. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 6 - NOTES PAYABLE (Continued)

Following are maturities of the Notes for each of the next five years and beyond (amounts in thousands):

	Series A	Series B
	Notes	Notes	Total
2012	$5,425	$2,733	$8,158
2013	5,506	2,773	8,279
2014	4,793	2,415	7,208
2015	4,481	2,257	6,738
2016	2,721	1,371	4,092
Beyond 2016	3,419	1,722	5,141

Total over remaining life of notes	$26,345	$13,271	$39,616

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald’s Corporation has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 8 - ADMINISTRATIVE FEES

The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. All administrative fees associated with the Plan are paid by the Company. Revenue sharing received from investments in mutual funds reduces administrative fees.

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 4, 2010, that the Plan and related trust are designed, including amendments adopted through February 13, 2009, in accordance with applicable sections of the Internal Revenue Code (IRC). On March 22, 2010 the Plan was amended to adopt the proposed amendment submitted to the Internal Revenue as part of the determination letter process. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2011, the Plan received $43,538,636 in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2011, fees totaling $2,586,000 were paid by the Plan to the managers of the investments held in the Plan. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments managed by Northern Trust, therefore these transactions qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock (see Note 3).

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST (Continued)

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative fees associated with the Plan are paid directly by the Company.

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 12 - SECURITIES LENDING

The Plan permits lending of securities, through the asset custodian, to independent third parties to increase its investment income. When the Plan lends securities, it is subject to a risk of failure by the borrower to return the loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Plan may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2011, there were no securities on loan. As of December 31, 2010, $19,116,672 of the Plan’s securities on loan were secured by cash collateral with a fair value of $19,606,665 and non-cash collateral with a fair value of $66,446.

Effective February 1, 2011, the Plan is no longer participating in the Securities Lending program.

NOTE 13 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to net assets per the Form 5500 (amounts in thousands):

	2011	2010

Net assets available for benefits per the financial statements	$3,121,405	$2,784,438
Adjustment from fair value to contract value for fully benefit responsive investment contracts	8,788	8,980

Net assets per the Form 5500	$3,130,193	$2,793,418

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2011, to the net income per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$336,967
Change in the adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2011	(192)

Net income per the Form 5500	$336,775

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and December 31, 2010

14 - SUBSEQUENT EVENTS

The Plan has been amended and restated in its entirety as of January 1, 2012.

MCDONALD’S CORPORATION, EIN 36-2361282

MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2011

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

(a)	(b) (c)	(d)	(e)
	IDENTITY OF ISSUER/DESCRIPTION	COST**	MARKET VALUE

	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS
	#REORG/AMERICAN TOWER MANDATORY EXC AMERICAN TOWER REIT 2F14A31 1/3/2012		1,422,237.00
	#REORG/HANSEN NAT CORP NAME CHANGE MONSTER BEVERAGE CORP 2F1EAU1 01/09/2012		109,646.60
	#REORG/TIER TECHNOLOGIES NAME CHANGE OFFICIAL PMTS HLDGS 2F11A11 01/04/2012		349,388.60
	1ST HORIZON NATL CORP COM		385,136.00
	1ST NIAGARA FINL GROUP INC NEW COM		89,579.40
	1ST UTD BANCORP INC FLA COM STK		133,938.15
	8X8 INC NEW COM		69,381.79
	ABAXIS INC COM		27,974.37
	ABM INDS INC COM		329,816.90
	ACACIA RESH CORP AR ACACIA TECHNOLOGIES COM AR ACACIA TECHNOLOGIES COM		288,100.41
	ACCELRYS INC COM		117,593.28
	ACCO BRANDS CORP COM		164,416.70
	ACE LTD COM STK		1,791,566.00
	ACHILLION PHARMACEUTICALS INC COM		47,777.40
	ACME PACKET INC COM STK		39,255.70
	ACTUANT CORP CL A NEW		215,441.55
	ACTUATE CORP COM		52,757.58
	ADA-ES INC COM STK		33,439.28
	ADR ARM HLDS PLC SPONSORED ISIN US0420681068		312,006.92
	ADR AXA SA SPONSORED ADR		36,008.00
	ADR BAIDU INC SPONSORED ADR		1,284,547.63
	ADR BASF AKTIENGESELLSCHAFT - LEVEL I		214,419.75
	ADR BAYERISCHE MOTOREN WERKE AG ADR		503,176.05
	ADR BHP BILLITON LTD SPONSORED ADR		402,237.85
	ADR BRIT AMERN TOB PLC SPONSORED COM STK		249,060.00
	ADR BURBERRY GROUP PLC SPONSORED		635,347.12
	ADR CHINA GRENTECH CORP LTD		115,541.40
	ADR FIBRIA CELULOSE S A SPONSORED ADR REPSTG COM SHS		846.93
	ADR LVMH MOET HENNESSY LOUIS VUITTON ADR		219,545.30
	ADR NESTLE S A SPONSORED ADR REPSTG REG SH		327,504.25
	ADR NOVARTIS AG		793,233.75
	ADR NOVO-NORDISK A S ADR		1,210,806.30

ADR RANDGOLD RES LTD ADR	1,566,724.50
ADR RIO TINTO PLC SPONSORED ADR	320,474.92
ADR SILICON MOTION TECHNOLOGY CORP SPONSORED ADR REPSTG SHS	621,240.32
ADR TENARIS S A SPONSORED ADR	158,015.00
ADR TENCENT HLDGS LTD ADR	391,702.86
ADR UNILEVER N V NEW YORK SHS NEW	215,671.75
ADR VALE S A ADR	260,617.50
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	2,557,737.50
ADR YARA INTL ASA SPONSORED ADR	17,932.50
ADR YOUKU INC	51,695.33
ADVANCED MICRO DEVICES INC COM	79,029.00
ADVISORY BRD CO COM	409,936.04
AEGERION PHARMACEUTICALS INC COM	32,576.04
AFFILIATED MANAGERS GROUP INC COM STK	285,931.00
AGILENT TECHNOLOGIES INC COM	1,265,618.69
AGNICO-EAGLE MINES LTD COM	297,279.20
AGRIUM INC COM	150,997.50
AIR METHODS CORP COM NEW COM NEW	361,192.65
AIRGAS INC COM	64,025.60
AKORN INC COM	692,030.96
ALEXION PHARMACEUTICALS INC COM	750,464.00
ALIGN TECHNOLOGY INC COM	323,585.28
ALLEGHENY TECHNOLOGIES INC COM	62,140.00
ALLERGAN INC COM	1,374,359.36
ALLIED HEALTHCARE PRODS INC COM	168,623.00
ALLOT COMMUNICATIONS LTD COM STK	377,005.60
ALTERA CORP COM	136,899.00
ALTISOURCE PORTFOLIO COM USD1.00	325,618.02
AMAZON COM INC COM	2,743,635.00
AMER GREETINGS CORP CL A COM	176,453.55
AMERICAN EXPRESS CO	1,221,467.15
AMERICAN RAILCAR INDS INC COM STK	96,964.36
AMERICAN VANGUARD CORP COM	85,002.48
AMERICAS CAR-MART INC COM	32,441.04
AMERIGON INC COM	52,975.90
AMERIGROUP CORP COM	72,077.60
AMERIPRISE FINL INC COM	64,532.00
AMERISOURCEBERGEN CORP COM	102,272.50
AMERN RIV BANKSHARES	89,753.30
ANADARKO PETRO CORP COM	446,072.52
ANTHERA PHARMACEUTICALS INC COM	36,471.60

*	AON CORP COM	65,988.00
	APPLE INC COM STK	4,138,695.00
	APPLIED MATERIALS INC COM	1,248,250.50
	APPROACH RES INC COM STK	238,838.61
	ARCHER-DANIELS-MIDLAND CO COM	1,279,850.00
	ARCOS DORADOS HOLDINGS INC COM NPV CL ‘A’	40,444.10
	ARCTIC CAT INC COM	120,935.65
	ARGO GROUP INTERNATIONAL HOLDINGS COM STK	386,616.00
	ARIAD PHARMACEUTICALS INC COM	273,334.25
	ARRIS GROUP INC COM	409,482.90
	ARTIO GLOBAL INVS INC COM CL A COM CL A	126,245.60
	ASTRONICS CORP COM	54,574.44
	ATWOOD OCEANICS INC COM	91,517.00
	AVAGO TECHNOLOGIES LTD	853,823.10
	AVEO PHARMACEUTICALS INC COM STK	228,914.80
	AVERY DENNISON CORP COM	597,691.20
	BAKERS FOOTWEAR GROUP INC COM	36,039.85
	BANCORP INC DEL COM STK	76,739.22
	BANKRATE INC DEL COM	319,963.00
	BB&T CORP COM	1,404,486.00
	BBCN BANCORP INC COM	71,082.90
	BCE INC COM NEW	2,006,410.50
	BEBE STORES INC COM	112,763.21
	BED BATH BEYOND INC COM	933,374.97
	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	35,411.40
	BJS RESTAURANTS INC COM	148,876.20
	BLACK DIAMOND INC COM	215,770.95
*	BLACKROCK INC COM STK	1,336,800.00
	BODY CENT CORP COM	69,239.04
	BOEING CO COM	1,220,470.65
	BORG WARNER INC COM	994,598.96
	BRIGGS & STRATTON CORP CAP	84,033.25
	BRISTOL MYERS SQUIBB CO COM	953,876.32
	BROADCOM CORP CL A	491,163.44
	BROCADE COMMUNICATIONS SYS INC COM NEW STK	129,791.52
	BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	76,944.00
	BROWN & BROWN INC COM	455,202.45
	BUCKEYE TECHNOLOGIES INC COM	142,220.32
	BUNGE LTD	82,940.00
	CABOT OIL & GAS CORP COM	143,451.00
	CADENCE DESIGN SYS INC COM	100,880.00

CAMERON INTL CORP COM STK	92,969.10
CANADIAN NATL RY CO COM	271,032.00
CAP 1 FNCL COM	1,239,097.00
CAPSTEAD MTG CORP COM NO PAR COM NO PAR	260,978.76
CARDTRONICS INC COM STK	268,516.38
CAREFUSION CORP COM	146,107.50
CARMAX INC COM	217,932.00
CARPENTER TECH CORP COM	303,680.52
CASELLA WASTE SYS INC CL A COM STK	522,176.00
CATALYST HEALTH SOLUTIONS INC COM STK	31,200.00
CAVCO INDS INC DEL COM STK	348,041.28
CBRE GROUP INC CL A CL A	127,695.80
CDN NAT RES LTD COM CDN NAT RES COM STK	502,103.32
CDN PAC RY LTD COM CDN PAC RY LTD	275,755.25
CELANESE CORP DEL COM SER A STK	54,452.10
CELGENE CORP COM	1,520,256.40
CENTURY CASINOS INC COM	259,678.58
CEPHEID INC COM	73,293.30
CERNER CORP COM	93,100.00
CERUS CORP COM	24,822.00
CEVA INC COM	36,433.04
CF INDS HLDGS INC COM	220,369.60
CHART INDS INC COM PAR $0.01 COM PAR $0.01	373,894.05
CHEMICAL FINL CORP COM	219,915.80
CHEVRON CORP COM	260,680.00
CHICOS FAS INC COM	264,964.90
CHIMERA INVT CORP COM STK	772,344.57
CHIPOTLE MEXICAN GRILL INC COM STK	54,038.40
CIMAREX ENERGY CO COM	123,800.00
CIN BELL INC NEW COM STK	207,676.20
CINTAS CORP COM	191,280.95
CISCO SYSTEMS INC	2,486,904.00
CITRIX SYS INC COM	204,930.00
CITY NATL CORP COM	241,664.60
CLEAN HBRS INC COM	462,361.15
CLIFFS NAT RES INC COM STK	346,354.25
COACH INC COM	1,093,775.76
COCA COLA CO COM	1,158,003.50
COGNIZANT TECHNOLOGY SOLUTIONS CORP CL ACL A	720,915.10
COINSTAR INC COM	668,169.60
COLFAX CORP COM US .01	419,909.12

COLUMBIA BKG SYS INC COM	301,093.75
COMMERCIAL VEH GROUP INC COM	6,219.52
COMMVAULT SYS INC COM STK	369,570.72
COMPUTER PROGRAMS & SYS INC COM	139,990.29
CONCHO RES INC COM STK	1,021,781.25
CONNS INC COM	54,467.70
CON-WAY INC COM STK	748,391.40
COOPER INDUSTRIES PLC NEW IRELAND COM STK	238,260.00
COOPER TIRE & RUBBER CO COM, NO PAR	286,294.35
CORE LABORATORIES NV NLG0.03	207,958.75
COST PLUS INC CALIF COM	25,086.75
COSTCO WHOLESALE CORP NEW COM	1,518,673.64
COVIDIEN PLC USD0.20(POST CONSLDTN)	1,077,989.50
CRANE CO COM	242,892.00
CRAWFORD & CO CL A CL A	89,885.95
CRAY INC COM NEW STK	176,650.41
CROSS A T CO CL A	33,727.20
CROSS CTRY HEALTHCARE INC COM	117,154.95
CROWN HLDGS INC COM	63,130.40
CUBIST PHARMACEUTICALS INC COM	478,807.70
CUMMINS INC	97,702.20
CYBERONICS INC COM	264,181.00
CYPRESS SEMICONDUCTOR CORP COM	86,476.80
DARDEN RESTAURANTS INC COM	216,505.00
DATALINK CORP COM STK	36,864.38
DAVITA INC COM	187,629.75
DECKERS OUTDOOR CORP COM	74,058.60
DEVRY INC DEL COM	40,383.00
DIAGEO PLC SPONSORED ADR NEW	203,251.50
DIGITAL RLTY TR INC COM	200,010.00
DOLAN CO COM STK	352,429.80
DOMINOS PIZZA INC COM	500,728.55
DR PEPPER SNAPPLE GROUP INC COM STK	136,206.00
DRIL-QUIP INC COM	133,548.78
DSW INC CL A CL A	145,893.00
DU PONT E I DE NEMOURS & CO COM STK	475,883.10
DXP ENTERPRISES INC COM NEW STK	56,897.40
DYCOM INDS INC COM	578,689.04
EAST WEST BANCORP INC COM	216,855.00
EASTMAN CHEM CO COM	191,394.00
ELECTR ARTS COM	114,742.00

ELIZABETH ARDEN INC COM	422,737.52
EMC CORP COM	1,561,585.38
EMPIRE RESORTS INC COM NEW COM NEW	33,941.60
ENDEAVOUR INTL CORP COM NEW	221,942.60
ENDEAVOUR MINING CORPORATION	130,247.52
ENDO PHARMACEUTICALS HLDGS INC COM	167,470.50
ENDOLOGIX INC COM	413,968.80
ENERGY XXI (BERMUDA) COM STK USD $0.005	107,276.20
ENSIGN GROUP INC COM STK	157,192.00
ENTEROMEDICS INC COM NEW COM STK	113,585.50
ENTRAVISION COMMUNICATIONS CORP CL A	110,625.84
EOG RESOURCES INC COM	847,481.53
EQUIFAX INC COM	71,669.00
ESTEE LAUDER COMPANIES INC CL A USD0.01	1,252,143.36
EVANS & SUTHERLAND COMPUTER CORP COM	16,690.50
EXACT SCIENCES CORP COM	79,665.32
EXPEDIA INC DEL COM NEW	108,099.50
EXPEDITORS INTL WASH INC COM	114,278.40
EXPRESS SCRIPTS INC COM	1,183,033.68
EXXON MOBIL CORP COM	3,225,118.00
F5 NETWORKS INC COM STK	135,833.60
FAMILY DLR STORES INC COM	80,147.40
FARO TECHNOLOGIES INC COM	111,688.00
FEI CO COM	46,489.20
FINANCIAL ENGINES INC COM	167,095.39
FIRST ACCEP CORP COM STK	112,312.88
FISERV INC COM	105,732.00
FLOTEK INDS INC DEL COM	125,585.64
FMC CORP COM (NEW)	135,943.20
FMC TECHNOLOGIES INC COM	79,911.90
FORMFACTOR INC COM STK	162,603.10
FORTINET INC COM	219,539.46
FORTUNE BRANDS HOME & SEC INC COM	19,584.50
FRESH DEL MONTE PRODUCE INC COM STK	386,904.70
GENERAL ELECTRIC CO	1,419,367.50
GENESCO INC COM	385,813.26
GENESEE & WYO INC CL A CL A	58,156.80
GENTEX CORP COM	206,360.66
GEO GROUP INC COM STK	390,124.25
GEORESOURCES INC COM	120,083.07
GLU MOBILE INC COM	64,841.00

GNC HLDGS INC GNC HOLDINGS INC	222,712.35
GOLAR LNG LIMITED	758,805.95
GOLDCORP INC NEW COM	161,733.75
GOLDGROUP MNG INC COMSTK	144,662.31
GOLDGROUP RESOURCE COM NPV	19,804.17
GOLDMAN SACHS GROUP INC COM	548,729.24
GOOGLE INC CL A CL A	2,618,478.60
GREEN MTN COFFEE ROASTERS	66,826.50
GREENBRIER COS INC COM STK	214,538.08
GREIF INC.	254,852.25
GSI GROUP INC CDA NEW COM NEW COM NEW	203,883.90
GSV CAP CORP COM	69,247.80
GULFPORT ENERGY CORP COM NEW COM NEW	262,605.65
H & E EQUIP SVCS INC COM	43,158.72
HAEMONETICS CORP MASS COM	101,931.30
HAIN CELESTIAL GROUP INC COM	316,082.52
HARLEY DAVIDSON COM USD0.01	871,659.75
HATTERAS FINL CORP COM REIT	203,444.55
HAYNES INTL INC COM NEW COM NEW	35,435.40
HCC INS HLDGS INC COM	373,037.50
HEALTHCARE SVCS GROUP INC COM	106,016.17
HEALTHSTREAM INC COM STK ISIN#US42222N1037	112,489.65
HECKMANN CORP COM STK	212,154.95
HELIX ENERGY SOLUTIONS GROUP INC COM STK	325,638.00
HELMERICH & PAYNE INC COM	142,690.20
HENRY JACK & ASSOC INC COM	75,118.35
HERSHEY CO FORMERLY HERSHEY FOODS CORP TO 04/19/2005 COM	149,507.60
HEXCEL CORP NEW COM	670,157.01
HILL INTL INC COM	433,995.90
HILLTOP HLDGS INC COM STK	125,398.00
HI-TECH PHARMACAL INC COM	42,312.32
HMS HLDGS CORP COM	646,187.88
HONEYWELL INTL INC COM STK	2,388,682.50
HORNBECK OFFSHORE SVCS INC NEW COM	292,022.28
HURON CONSULTING GROUP INC COM STK	236,778.88
IBERIABANK CORP COM	668,261.50
IDENIX PHARMACEUTICALS INC COM	35,065.95
IHS INC COM CL A COM CL A	159,396.00
ILLUMINA INC COM	401,025.36
IMAX CORP COM	235,412.19
IMPERVA INC	49,604.25

	INGERSOLL-RAND PLC COM STK	108,930.25
	INHIBITEX INC COM	188,922.86
	INNERWORKINGS INC COM	57,265.81
	INTEGRATED ELECTRICAL SVCS INC COM NEW STK	48,117.12
	INTERDIGITAL INC PA FOR FUTURE ISSUES SEE 458660 COM	92,150.55
	INTERMEC INC COM	267,347.92
	INTERNATIONAL BUSINESS MACHS CORP COM	2,009,992.28
	INTEROIL CORP COM	1,496,063.80
	INTERPUBLIC GROUP COMPANIES INC COM	403,308.50
	INTERTAPE POLYMER GROUP INC COM	216,406.39
	INTL FLAVORS & FRAGRANCES INC COM	239,559.40
	INTL PAPER CO COM	78,440.00
	INTUIT COM	156,455.25
	INTUITIVE SURGICAL INC COM NEW STK	125,012.70
	JAMES RIV COAL CO COM NEW STK	119,716.00
	JETBLUE AWYS CORP COM	171,860.00
	JIVE SOFTWARE INC	28,368.00
	JOHNSON & JOHNSON COM USD1	2,489,088.90
	JOHNSON CTL INC COM	1,824,021.00
	JOY GLOBAL INC COM	118,452.60
*	JPMORGAN CHASE & CO COM	2,719,850.00
	JUNIPER NETWORKS INC COM	349,602.89
	KAYDON CORP COM	146,247.50
	KELLY SERVICES INC CL A COM	402,876.00
	KENEXA CORP COM	259,310.40
	KENNAMETAL INC CAP	453,213.20
	KENNEDY-WILSON HLDGS INC COM	204,723.00
	KEY ENERGY SVCS INC	168,777.70
	KIRBY CORP COM	362,778.40
	KNIGHT CAP GROUP INC COM	251,056.80
	KODIAK OIL & GAS CORP COM	452,570.50
	KS CY SOUTHN	57,128.40
	LAM RESH CORP COM	254,697.60
	LEAP WIRELESS INTL INC COM NEW COM STK	117,054.00
	LEAPFROG ENTERPRISES INC CL A	44,541.12
	LIFE TIME FITNESS INC COM	309,111.00
	LINCOLN ELEC HLDGS INC COM	252,324.00
	LINKEDIN CORP CL A	470,936.74
	LIQUIDITY SVCS INC COM STK	714,900.60
	LITHIA MTRS INC CL A	326,785.14
	LIVEPERSON INC COM STK ISIN# US5381461012	74,082.65

LOGMEIN INC COM	121,432.50
LOWES COS INC COM	374,278.86
LUCARA DIAMOND CORP	122,205.06
LULULEMON ATHLETICA INC COM	758,924.90
LUMINEX CORP DEL COM	299,767.60
MAGNUM HUNTER RES CORP DEL COM	32,011.21
MANPOWER INC COM	153,725.00
MANULIFE FINL CORP COM	24,957.00
MARATHON OIL CORP COM	660,038.50
MARATHON PETE CORP COM	238,855.75
MARKETAXESS HLDGS INC COM STK	389,894.39
MARRIOTT INTL INC NEW COM STK CL A	160,435.00
MASTERCARD INC CL A	2,056,102.30
MAXWELL TECHNOLOGIES INC COM	20,137.60
MCMORAN EXPL CO COM	748,291.95
MEAD JOHNSON NUTRITION COM USD0.01	1,017,822.57
MEDICIS PHARMACEUTICAL CORP CL A NEW	73,981.25
MEMC ELECTR MATLS INC COM	179,644.30
MERCK & CO INC NEW COM	1,737,517.60
MERCURY GEN CORP NEW COM	106,750.80
MERGE HEALTHCARE INC COM STK	184,372.75
MERITOR INC COM	173,086.20
METLIFE INC COM	1,819,353.00
MFA FINL INC	121,699.20
MFC ISHARES TR RUSSELL 2000 VALUE INDEX FD	1,227,468.00
MFC MARKET VECTORS ETF TR JR GOLD MINERSETF	260,585.00
MFC SPDR S&P REGIONAL BANKING EFT	99,055.78
MGM RESORTS INTERNATIONAL COM	69,359.50
MICRON TECH INC COM	280,666.09
MICROSOFT CORP COM	3,072,366.00
MIDDLEBY CORP COM	261,337.16
MIDSOUTH BANCORP INC COM	106,486.85
MINERA ANDES INC COM	339,112.50
MISTRAS GROUP INC COM	122,861.80
MITCHAM INDS INC COM	58,050.72
MITEK SYS INC COM NEW COM NEW	16,058.75
MONOTYPE IMAGING HLDGS INC COM STK	38,398.17
MONSANTO CO NEW COM	2,758,655.90
MONSTER WORLDWIDE INC COM	136,792.50
MORGAN STANLEY COM STK USD0.01	576,800.99
MOVADO GROUP INC COM	60,342.57

MRV COMMUNICATIONS INC COM	60,329.00
MSCI INC CL A CL A	51,370.80
MYLAN INC	213,527.00
NABORS INDUSTRIES COM USD0.10	263,134.50
NATIONAL OILWELL VARCO COM STK	709,135.70
NEO MATL TECHNOLOGIES INC COM STK	117,119.70
NETAPP INC COM STK	900,910.53
NETSCOUT SYS INC COM	126,456.00
NETSUITE INC COM STK	524,595.35
NEUROCRINE BIOSCIENCES INC COM	21,828.00
NEWMONT MINING CORP NEW COM	276,646.10
NEWPARK RES INC COM PAR $0.01 NEW COM PAR $0.01 NEW	468,815.50
NIKE INC CL B	1,600,223.85
NOBLE CORPORATION (SWITZERLAND) COM USD0.10	296,609.30
NORDSTROM INC COM	160,066.20
NORTHERN OIL & GAS INC NEV COM STK	41,725.20
NORTHWEST BANCSHARES INC MD COM	27,243.60
NU SKIN ENTERPRISES INC CL A CL A	547,432.47
NUANCE COMMUNICATIONS INC COM	96,866.00
OASIS PETE INC NEW COM STK	279,903.98
OCCIDENTAL PETROLEUM CORP	2,515,563.90
OIL STS INTL INC COM ISIN US6780261052	198,562.00
OLD DOMINION FGHT LINE INC COM	293,315.61
OLD NATL BANCORP IND COM	176,672.25
OMNICELL INC COM	303,472.40
ON ASSIGNMENT INC COM	239,497.96
ON SEMICONDUCTOR CORP COM	737,121.04
ONCOTHYREON INC COM STK	44,631.04
ONYX PHARMACEUTICALS INC DEL COM	153,825.00
OPKO HEALTH INC COM STK	150,199.70
OPNET TECHNOLOGIES INC COM ISIN US6837571081	326,069.64
ORACLE CORP COM	1,305,661.95
ORASURE TECHNOLOGIES INC COM	471,369.62
ORBITAL SCI CORP COM	236,403.10
ORBITZ WORLDWIDE INC COM	30,719.20
ORIGEN FINL INC COM	119,647.50
OUTDOOR CHANNEL HLDGS INC COM NEW COM NEW	167,387.48
OWENS CORNING NEW COM STK	86,734.40
OWENS ILL INC COM NEW	551,767.98
OXFORD INDS INC COM	471,639.36
OYO GEOSPACE COM	58,693.47

PAC PREMIER BANCORP COM	185,616.18
PANTRY INC COM ISIN #US6986571031	184,756.95
PARTNERRE HLDG LTD COM STK	80,262.50
PATRICK INDS INC COM	151,517.85
PEABODY ENERGY CORP COM STK	177,800.70
PEETS COFFEE & TEA INC COM	32,718.96
PENN WEST PETROLEUM LTD COM STK	88,506.00
PEPSICO INC COM	1,287,190.00
PERRIGO CO COM	97,300.00
PETAQUILLA RES LTD COM	35,641.00
PFIZER INC COM	3,176,752.00
PHARMACYCLICS INC COM	234,956.28
PIER 1 IMPORTS INC COM	415,699.06
PIONEER NAT RES CO COM STK	153,905.60
PLEXUS CORP COM	379,486.80
PMC SIERRA INC COM	143,535.50
POTASH CORP SASK INC COM	258,743.04
POWER ONE INC NEW COM USD0.001	116,924.64
PPG IND INC COM	256,314.30
PRECISION CASTPARTS CORP COM	1,986,049.08
PREMIERE GLOBAL SVCS INC COM	369,164.95
PRICELINE COM INC COM NEW STK	778,269.44
PRICESMART INC COM STK	181,560.31
PRIMORIS SVCS CORP COM	552,887.76
PROCERA NETWORKS INC COM NEW COM NEW	113,734.00
PROCTER & GAMBLE COM NPV	2,765,129.50
PROGRESSIVE WASTE SOLUTIONS LTD COM	173,175.60
PROS HLDGS INC COM	74,905.92
QUALCOMM INC COM	1,245,245.50
QUALITY SYS INC COM STK	45,127.80
QUESTCOR PHARMACEUTICALS INC COM	816,922.26
QUIDEL CORP COM	86,165.35
RACKSPACE HOSTING INC COM STK	784,803.47
RALPH LAUREN CORP CL A CL A	1,467,100.00
RANGE RES CORP COM	701,532.44
RAPTOR PHARMACEUTICAL CORP COM STK	24,157.34
RAVEN INDS INC COM STK	224,016.10
RAYMOND JAMES FNCL INC COM STK	774,464.40
RED HAT INC COM	905,365.83
REDWOOD TR INC COM	152,414.96
REGAL ENTMT GROUP CL A CL A	203,159.10

REX ENERGY CORP COM STK	394,667.64
RIVERBED TECHNOLOGY INC COM	103,400.00
ROCK-TENN CO CL A CL A	550,746.50
ROPER INDS INC NEW COM	201,451.53
ROSS STORES INC COM	225,767.50
ROWAN COMPANIES INC COM	80,981.10
ROYAL GOLD INC COM STK USD0.01	371,539.30
RTI BIOLOGICS INC COM STK	55,935.12
SALESFORCE COM INC COM STK	1,287,425.94
SALIX PHARMACEUTICALS LTD COM DE	212,932.50
SAN GOLD CORP COM STK	97,199.54
SANCHEZ ENERGY CORP COM	70,420.80
SANDISK CORP COM	312,975.60
SANDSTORM GOLD LTD COM	147,959.73
SANDSTORM GOLD LTD COMMON R1933	311,239.87
SANDSTORM GOLD LTD COMSTK	143,734.84
SANDSTORM METALS & ENERGY LTD COM	20,915.26
SANDVINE CORP COM	290,808.90
SANOFI SPONSORED ADR	1,797,768.00
SCHIFF NUTRITION INTL INC COM	20,907.80
SCHLUMBERGER LTD COM COM	1,598,727.24
SCRIPPS NETWORKS INTERACTIVE INC CL A COM STK	114,958.20
SELECT COMFORT CORP OC-CAP STK OC-CAP STK	575,240.49
SHIRE PLC ADR	1,797,158.30
SIERRA BANCORP COM STK	140,140.00
SIGNATURE BK NY N Y COM	238,940.17
SILVER STD RES INC COM	112,494.80
SIMMONS 1ST NATL CORP CL A $5 PAR	203,381.20
SM ENERGY CO COM	108,919.00
SMART BALANCE INC COM STK	18,609.92
SMITH & WESSON HLDG CORP COM	45,453.00
SOLARWINDS INC COM	278,214.30
SOLAZYME INC COM	35,009.80
SOURCEFIRE INC COM	130,005.70
SOUTHWESTERN ENERGY CO COM	517,428.00
SPECTRANETICS CORP COM	38,128.82
STAAR SURGICAL CO COM NEW PAR $0.01	160,392.10
STAMPS COM INC COM NEW	69,584.19
STANDARD PKG CORP COM	147,534.72
STANLEY BLACK & DECKER INC COM	552,292.00
STAR BULK CARRIERS CORP COM STK	49,869.00

STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	155,902.50
STERLING BANCORP COM	71,020.80
STIFEL FINL CORP COM	179,480.00
STRYKER CORP	105,882.30
STURM RUGER & CO INC COM	107,674.28
SUN COMMUNITIES INC COM	221,371.80
SUNCOR ENERGY INC NEW COM STK	261,632.25
SUPERIOR ENERGY SVCS INC COM	135,090.00
SUSSER HLDGS CORP COM STK	32,776.38
SXC HEALTH SOLUTIONS CORP COM	62,692.80
SYKES ENTERPRISES INC COM	305,056.80
SYNCHRONOSS TECHNOLOGIES INC COM STK	156,608.64
SYNERGETICS USA INC FORMERLY SYNERGETIC COM	28,221.12
SYNERON MEDICAL LTD COM	45,918.36
SYNNEX CORP COM STK	487,207.70
TALEO CORP COM CL A COM CL A	335,326.23
TALISMAN ENERGY INC COM	23,906.25
TANGOE INC COM STK	34,049.40
TEAM INC COM STK	111,265.00
TECK RESOURCES LIMITED	18,474.75
TEMPUR-PEDIC INTL INC COM	68,814.30
TERADATA CORP DEL COM STK	48,024.90
TERADYNE INC COM	67,741.10
TESLA MTRS INC COM	1,061,775.12
TEXAS INSTRUMENTS INC COM	2,042,066.50
THERMON GROUP HLDGS INC	64,066.32
TIBCO SOFTWARE INC COM	95,640.00
TIDEWATER INC COM	626,849.50
TIFFANY & CO COM	913,526.62
TIME WARNER INC USD0.01	2,918,305.00
TITAN MACHY INC COM	32,399.43
TPC GROUP INC COM	37,071.37
TRANSCEND SVCS INC COM NEW COM NEW	118,151.67
TRANSDIGM GROUP INC COM	1,544,083.84
TRANSOCEAN LTD	199,244.10
TRIANGLE PETROLEUM CORPORATION COMMON STOCK	173,261.34
TRIDENT MICROSYSTEMS INC COM	22,971.60
TRILOGY ENERGY COR COM NPV	515,888.77
TRIMAS CORP COM NEW COM NEW	428,107.50
TRIPADVISOR INC COM COM STK	93,907.25
TRIUMPH GROUP INC NEW COM	976,524.15

TRUE RELIGION APPAREL INC COM STK	345,972.90
TW TELECOM INC CL A STK	383,239.50
TWIN DISC INC COM	114,843.84
U M H PPTYS INC COM STK	352,746.59
U S HOME SYS INC COM	156,773.75
UBIQUITI NETWORKS INC COM USD0.001	141,756.48
UBS AG SHS COM	105,287.00
UDR INC COM STK	99,145.00
ULTA SALON COSMETICS & FRAGRANCE INC COMSTK	130,878.72
ULTIMATE SOFTWARE GROUP INC COM	626,649.76
ULTRA PETE CORP COM NPV	346,671.00
ULTRATECH INC EFF 06-10-03	321,301.89
UNDER ARMOR INC CL A	169,567.98
UNION PAC CORP COM	1,101,034.42
UNITED CONTL HLDGS INC COM STK	123,390.93
UNITED STS STL CORP NEW COM	81,629.10
UNITED TECHNOLOGIES CORP COM	744,714.01
UNITEDHEALTH GROUP INC COM	1,370,894.00
UNIVEST CORP PA COM	58,281.84
UNVL HEALTH SERVICES INC CL B COM	160,297.50
UNVL STAINLESS & ALLOY PRODS INC COM	28,169.44
US BANCORP	508,540.00
UTD RENTALS INC COM	588,074.55
VALASSIS COMMUNICATIONS INC COM	413,060.40
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	725,655.98
VALUECLICK INC COM STK ISIN#US92046N1028	85,522.50
VERIFONE SYSTEMS INC COM	69,974.40
VERISK ANALYTICS INC CL A CL A	263,453.45
VERTEX PHARMACEUTICALS INC COM	600,038.28
VIACOM INC NEW CL B	2,093,401.00
VICAL INC COM COM	31,200.75
VISA INC COM CL A STK	774,369.31
VITAMIN SHOPPE INC COM	79,161.80
VMWARE INC CL A COM CL A COM	1,369,806.54
WA BKG CO OAK HBR WASH COM	88,884.33
WABASH NATL CORP COM	67,063.36
WALT DISNEY CO	789,862.50
WALTER ENERGY INC	113,550.00
WALTER INVT MGMT CORP	283,161.06
WD 40 CO COM STK	187,300.35
WEATHERFORD INTL LTD	391,254.00

	WELLCARE HLTH PLANS INC COM		74,550.00
	WELLS FARGO & CO NEW COM STK		2,276,456.00
	WESTERN UNION CO		319,093.50
	WESTN LIBERTY BANCORP COM STK		19,090.50
	WESTPORT INNOVATIONS INC COM STK		461,238.24
	WHOLE FOODS MKT INC COM		1,385,476.96
	WILEY JOHN & SONS INC CL A		185,370.00
	WILLBROS GROUP INC COM		96,407.23
	WILLIAMS CO INC COM		75,946.00
	WILLIAMS SONOMA INC COM		64,680.00
	WINNEBAGO INDS INC COM		16,236.00
	WINTRUST FINL CORP COM		512,333.25
	WOODWARD INC COM		476,261.48
	WRIGHT MED GROUP INC COM		88,935.00
	WYNN RESORTS LTD COM		116,014.50
	ZYGO CORP COM		54,273.75

	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN		239,116,524.05
	DEPOSITORY RECEIPTS

	McDONALD’S CORPORATION COMMON STOCK

*	MC DONALDS CORP COM	37,373,630.82	237,350,881.66
*	MC DONALDS CORP COM	603,863.48	3,832,204.68
*	MC DONALDS CORP COM		79,260.70
*	MC DONALDS CORP COM		381,638,163.57
*	MC DONALDS CORP COM		1,076,016,575.42

	TOTAL McDONALD’S CORPORATION COMMON STOCK	37,977,494.30	1,698,917,086.03

	INTEREST IN REGISTERED INVESTMENT CO.

*	MFO ARTISAN FDS INC INTL FD INV SHS		32,193,068.63
*	MFO DRIEHAUS MUT FDS INTERNATIONAL DISCOVERY FD		18,519,302.38
*	MFO MANNING & NAPIER FD INC NEW OVERSEASSER		43,620,010.68
*	MFO NUVEEN INVT FDS INC REAL ESTATE SECSFD CL I		43,400,708.56
*	MFO PIMCO FDS PAC INVT MGMT SER FOR FUTURE I DIVERSIFIED INC FD INSTL CL		60,722,818.38
*	MFO PIMCO FDS PAC INVT MGMT SER MODERATEDURATION FD INSTL CL		82,137,393.26

*	MFO VANGUARD INSTL INDEX FD INSTL PLUS SHS		149,033,974.07
*	MFO BLACKROCK GLOBAL ALLOCATION FD INC INSTL CL		152,912,739.39
*	MFO DFA EMERGING MARKETS VALUE		6,082,394.51

	TOTAL INTEREST IN REGISTERD INVESTMENT CO.		588,622,409.86

	MCDONALD’S LOAN ASSETS
*	PARTICIPANT LOANS ( Varying maturity dates and interest rates )		31,832,463.74

	TOTAL McDONALD’S LOAN ASSETS		31,832,463.74

	INTEREST BEARING CASH
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		11,194.71
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		147,557.44
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		3,099,200.22
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		3,968,576.07
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		511,725.67
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		565,650.34
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		1,596,167.93
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		4,698,831.27
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		43,905,509.25
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		11,445,255.61

	TOTAL INTEREST BEARING CASH		69,949,668.51

	WRAPPER CONTRACTS
	GIC BANK OF AMERICA CONTRACT # 07-072 RATE 3.67% MAT 12/31/2064		142,365.00
	GIC STATE STREET CONT 107103 RATE 3.67% MT 12/31/2064		142,365.00
	GIC MONUMENTAL LIFE CONTRACT MDA00824TR RATE 3.67% MAT 12/31/2064		28,468.00

	TOTAL WRAPPER CONTRACTS		313,198.00

	COLLECTIVE TRUSTS
*	JPMCB INTERMEDIATE BOND FUND		175,738,691.00
*	JPMCB LIQUIDITY FUND		777,247.00
*	JPMCB EMERGING MARKETS FI FUND		2,560,761.00
*	JPMCB CORPORATE HY OPPORTUNITY FUND		6,238,532.00
*	JPMCB SUBADVISED FIXED INCOME PIMCO FUND		144,543,432.00
*	JPMCB SUBADVISED FIXED INCOME WAMCO FUND		141,120,936.00
	United States dollar - Invested Cash		626,195.00
*	MFO UNCONSTRAINED THEMES SER 1 WTC-CIF llUNCONSTRAINED THEMES (SER 1)		11,276,092.85
*	MFO MELLON EB DAILY LIQUIDITY SMALL CAP FD		41,693,634.98

	TOTAL COMMON COLLECTIVE TRUST		524,575,521.83

	TOTAL ASSETS	37,977,494.30	3,153,326,872.02

*	Party in Interest
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation Profit Sharing and Savings Plan

Dated: June 21, 2012	By:	/s/ Karen Matusinec
Karen Matusinec
Chair of the Administrative Committee

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Crowe Horwath LLP Independent Registered Public Accounting Firm